

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2011

Mr. Kevin Purcell
Vice President and CFO
Aerosonic Corporation
1212 North Hercules Avenue
Clearwater, Florida 33765

      Re: Aerosonic Corporation
               Form 10-K for the year ended January 31, 2010
               Definitive Proxy Statement on Schedule 14A
               File No. 001-11750

Dear Mr. Purcell:

      We have completed our review of the above-referenced filing and related documents and do not have any further comments at this time.

               Sincerely,

               David R. Humphrey
               Branch Chief